
02003937

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PRIMEX PRIME ELECTRONIC EXECUTION, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Galleria Parkway, Suite 880
(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Higgins (770) 952-2630
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio & Company, P. C.
(Name — *if individual, state last, first, middle name*)

3490 Piedmont Road, Suite 1212	Atlanta	Georgia	30305
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David J. Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Primex Prime Electronic Execution, Inc., as of December 31, 19X 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT.

Title

Daniel J. Higgins

Linda Sagaert

Notary Public


LINDA SAGAERT
MY COMMISSION EXPIRES
DEC
2
2002
COBB COUNTY, GEORGIA
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
FINANCIAL STATEMENT AND SCHEDULES

For the Year Ended
December 31, 2001
With Independent Auditor's Report

 RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
of Primex Prime Electronic Execution, Inc.

We have audited the accompanying statement of financial condition of Primex Prime Electronic Execution, Inc. as of December 31, 2001 and the accompanying statements of operations, cash flows and stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of Primex Prime Electronic Execution, Inc. as of December 31, 2001 and for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Rubio & Company, PC

RUBIO & COMPANY, P.C.

February 27, 2002
Atlanta, Georgia

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Due from related party	$	10,107
Due from clearing broker-dealer		27,017
Securities owned – common stocks		2,929
Total assets	$	40,053

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	4,780
Total liabilities		4,780
Stockholder's equity		
Common stock, no par value; 300,000 shares authorized; 50 shares issued and outstanding		80,000
Additional paid-in capital		814,276
Accumulated deficit		(859,003)
		35,273
Total liabilities and members' equity	$	40,053

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

REVENUES	
Commissions	$ 8,778
Interest income	1,661
Total revenue	10,439
EXPENSES:	
Employee compensation and benefits	60,752
Clearing costs	41,453
Trading loss	38,721
Occupancy	28,112
Communications	15,644
Other operating expenses	123,430
Total expenses	308,112
NET INCOME (LOSS)	$ (297,673)

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2001

	Common Stock	Paid In Capital	Accumulated (Deficit)	Total
Balance, January 1, 2001	$ 25,000	$ 739,676	$ (561,330)	$ 203,346
Capital contributions	55,000	74,600		129,600
Net Income (loss)			(297,673)	(297,673)
Balance, December 31, 2001	$ 80,000	$ 814,276	$ (859,003)	$ 35,273

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

	2001
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (297,673)
Adjustments to reconcile net loss to net cash used by operating activities:	
Write-off of property, equipment and other assets	19,189
Decrease (increase) in assets; increase (decrease) in liabilities:	
Decrease in marketable securities	71,494
Decrease in deposit with clearing broker-dealer	100,000
Increase in due from clearing broker-dealer	(27,017)
Decrease in other receivables	50,000
Decrease in accounts payable and accrued expenses	(42,888)
Decrease in due to broker	(16,870)
Net cash provided (used) by operating activities	(143,765)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	129,600
Advances to related party	(8,107)
Net cash provided by financing activities	121,493
NET DECREASE IN CASH	(22,272)
CASH AND CASH EQUIVALENTS:	
Beginning of year	22,272
End of year	$ -

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers. The Company's business is to act as a broker for transactions in securities of public companies.

The Company is related to an entity that provided the Company with office facilities and administrative services at no cost during the latter part of 2001.

Marketable Securities: The investment in common stock is valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for its net operating loss carryforwards.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

NOTE 2--NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $23,208, which was $ 18,208 more than its required net capital of $5,000.

NOTE 3—RELATED PARTY TRANSACTIONS

During the latter part of 2001, the Company occupied office facilities provided by a related entity at no cost. In addition employee and other administrative costs were provided by the related entity at no cost to the Company.

NOTE 3—RELATED PARTY TRANSACTIONS (CONTINUED)

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with the related entity did not exist.

NOTE 4 – NET LOSS

The Company incurred a net loss for the year ended December 31, 2001 and has been dependent upon capital contributions from its stockholder for working capital. At February 27, 2002, the Company's management has represented that the stockholder has the intention and means to provide the Company with capital contributions so that the Company can meet its net capital and working capital needs through at least January 1, 2003.

NOTE 5 – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial assets underlying the contract at a loss.

NOTE 6 – INCOME TAXES

At December 31, 2001, the Company had a net operating loss carryforward to future years, which may be used to offset future taxable income of the Company. Because of the change in ownership during 2001, net operating loss that may be utilized is undetermined at February 28, 2002; however, any deferred tax asset arising from the net operating loss carry forward would be offset by a valuation allowance for the same amount.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2001

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2001

Net Capital	
Total members' equity qualified for net capital	$ 35,273
Deduction for non-allowable assets:	
Due from related party	(10,107)
Net capital before haircuts	25,166
Less haircuts	(1,958)
Net capital	23,208
Minimum net capital required	5,000
Excess capital	$ 18,208
Aggregate Indebtedness:	
Liabilities	$ 4,780
Ratio of aggregate indebtedness to net capital	26.3%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2001

Net capital, as reported in Part IIA of Form X17(a)5	$ 24,082
Audit adjustment to reclassify cash to due from related party	(10,107)
Pre-closing reduction in accounts payable	9,233
Net capital, as reported above	$ 23,208

PRIMEX PRIME ELECTRONIC EXECUTION, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2001

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(1) of the rule and does not hold customers' monies or securities.



RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder of
Primex Prime Electronic Execution, Inc.:

In planning and performing our audit of the financial statements of Primex Prime Electronic Execution, Inc. for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Primex Prime Electronic Execution, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ended December 31, 2001 and this report does not effect our report thereon dated February 27, 2002.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 27, 2002
Atlanta, Georgia

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.